UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of December 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	December 10, 2003
By
Name:	Marcos Grodetzky
Title:  Investor Relations Officer
































TELEMAR ISSUES US$300 MILLION BOND WITH
8% ANNUAL COUPON


Rio de Janeiro, December 10, 2003 - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE:TNE; Ibovespa: TNLP3 and TNLP4), a leading Brazilian public telecommunications company and parent company of Telemar Norte Leste, Oi and Contax, concluded a US$300 million offering of ten-year bonds with an annual coupon of 8.0%, which represents a return of 8.25% annually. This rate is
0.35 basis points below that of the sovereign bond with a similar term.

The issue has interest payments over the first 18 months insured against political risk and has a pre-payment clause that allows it to be called starting in the fifth year. JP Morgan managed the offering.



For more information, please contact:


TNE - INVESTOR RELATIONS					GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208		Kevin Kirkeby
(kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314			Mariana
Crespo (mcrespo@hfgcg.com)
Fax: 55 21 3131 1155						Tel: 1 646.284.9416
									Fax: 1 646.284.9494